UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Mandalay Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

 (Title of Class of Securities)

562565101

 (CUSIP Number)

Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2008

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 Pages

CUSIP NO. 562565101	13D
1	NAMES OF REPORTING PERSONS Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 10,242,697 shares of Common Stock(1)
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 10,242,697 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,242,697 shares of Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.28%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1 Includes (i) 9,861,798 shares of common Stock, (ii) 100,000 Series A Convertible Preferred Stock convertible to 100,000 shares of Common Stock, assuming a conversion price $1.00 per share, and (iii) warrants to purchase 280,899 shares of Common Stock of the Issuer, at an exercise price of $2.67 per share.

2 Based on 38,591,945 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 13, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2008.

Page 3 of 12 Pages

CUSIP NO. 562565101	13D
1	NAMES OF REPORTING PERSONS Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 10,242,697 shares of Common Stock (1)
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 10,242,697 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,242,697 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.28%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

1 Includes (i) 9,861,798 shares of common Stock, (ii) 100,000 Series A Convertible Preferred Stock convertible to 100,000 shares of Common Stock, assuming a conversion price $1.00 per share, and (iii) warrants to purchase 280,899 shares of Common Stock of the Issuer, at an exercise price of $2.67 per share.

2 Based on 38,591,945 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 13, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2008.

Page 4 of 12 Pages

CUSIP NO. 562565101	13D
1	NAMES OF REPORTING PERSONS Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 10,242,697 shares of Common Stock (1)
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 10,242,697 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,242,697 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.28%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes (i) 9,861,798 shares of common Stock, (ii) 100,000 Series A Convertible Preferred Stock convertible to 100,000 shares of Common Stock, assuming a conversion price $1.00 per share, and (iii) warrants to purchase 280,899 shares of Common Stock of the Issuer, at an exercise price of $2.67 per share.

2 Based on 38,591,945 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 13, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2008.

Page 5 of 12 Pages

CUSIP NO. 562565101	13D
1	NAMES OF REPORTING PERSONS Trinad Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 10,242,697 shares of Common Stock (1)
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 10,242,697 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,242,697 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.28%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes (i) 9,861,798 shares of common Stock, (ii) 100,000 Series A Convertible Preferred Stock convertible to 100,000 shares of Common Stock, assuming a conversion price $1.00 per share, and (iii) warrants to purchase 280,899 shares of Common Stock of the Issuer, at an exercise price of $2.67 per share.

2 Based on 38,591,945 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 13, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2008.

Page 6 of 12 Pages

CUSIP NO. 562565101	13D
1	NAMES OF REPORTING PERSONS Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 500,000(1)
8 SHARED VOTING POWER 10,242,697 shares of Common Stock (2)
9 SOLE DISPOSITIVE POWER 500,000(1)
10 SHARED DISPOSITIVE POWER 10,242,697 shares of Common Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,742,697 shares of Common Stock (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.22%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Consists of options to purchase Common Stock of the Issuer, with one-third immediately exercisable, one-third exercisable on 06/18/2009 and the remainder exercisable on 06/18/2010.

2 Includes (i) 9,861,798 shares of common Stock, (ii) 100,000 Series A Convertible Preferred Stock convertible to 100,000 shares of Common Stock, assuming a conversion price $1.00 per share, and (iii) warrants to purchase 280,899 shares of Common Stock of the Issuer, at an exercise price of $2.67 per share.

3 Based on 38,591,945 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 13, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2008.

Page 7 of 12 Pages

CUSIP NO. 562565101	13D
1	NAMES OF REPORTING PERSONS Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 250,000(1)
8 SHARED VOTING POWER 10,242,697 shares of Common Stock(2)
9 SOLE DISPOSITIVE POWER 250,000(1)
10 SHARED DISPOSITIVE POWER 10,242,697 shares of Common Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,492,697 shares of Common Stock (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.75%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Consists of options to purchase shares Common Stock of the Issuer, with one-third immediately exercisable, one-third exercisable on 09/29/2009 and the remainder exercisable on 09/29/2010.

2 Includes (i) 9,861,798 shares of common Stock, (ii) 100,000 Series A Convertible Preferred Stock convertible to 100,000 shares of Common Stock, assuming a conversion price $1.00 per share, and (iii) warrants to purchase 280,899 shares of Common Stock of the Issuer, at an exercise price of $2.67 per share.

3 Based on 38,591,945 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 13, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2008.

Page 8 of 12 Pages

Introductory Statement

This Statement on Schedule 13D constitutes Amendment No. 2 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 30, 2005 and as amended by Amendment No. 1 filed on April 19, 2007 (collectively, the “Schedule 13D”). Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect.

Item 1.    Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Mandalay Media, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.

Item 2.    Identity and Background

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital L.P., a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital L.P.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital L.P., with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Capital L.P.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital L.P., which principally serves as the general partner of Trinad Capital L.P., with respect to the shares directly and beneficially owned by Trinad Capital L.P.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing director of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital L.P. that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Ellin is the managing member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen. Mr. Ellin is also the Co-Chairman of the Issuer.

(vi)
Jay A. Wolf, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Wolf is the managing director of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital L.P. that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Wolf is a member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen. Mr. Wolf is also the Chief Financial Officer and a director of the Issuer.

Page 9 of 12 Pages

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the (“Exchange Act”), or otherwise.

(b)    The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital L.P., Trinad Management, LLC, Trinad Advisors II, LLC, and of Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have, nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons, (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Since the date of the filing of Amendment No. 1 to the Statement on Schedule 13D, Trinad Capital Master Fund, Ltd. used $1,500,000 of its working capital to purchase an aggregate of 561,798 shares of Common Stock, at a purchase price of $2.67 per share, and warrants to purchase 280,899 shares of Common Stock of the Issuer at an exercise price of $2.67 per share.

Item 4.    Purpose of Transaction

This Amendment is being filed to report the acquisition of additional shares of Common Stock of the Issuer purchased in a private offering of securities of the Issuer pursuant to that certain Securities Purchase Agreement, dated October 23, 2008.

The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)    Trinad Capital Master Fund, Ltd. is the beneficial owner of 10,242,697 shares of the Common Stock, representing approximately 26.28% of the Common Stock of the Issuer. These shares of Common Stock include an aggregate of 100,000 shares of Common Stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock, assuming a conversion price $1.00 per share held directly by Trinad Management, LLC, and warrants to purchase 280,899 shares of Common Stock, at an exercise price of $2.67 per share.

Page 10 of 12 Pages

Trinad Capital L.P. (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd. as of September 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital L.P.), may each be deemed the beneficial owner of 84% of the shares of the 10,242,697 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 8,603,865 shares, or 22%, of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital L.P.) may be deemed the beneficial owners of 10,242,697 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 26.28% of the Common Stock of the Issuer. These shares of Common Stock include an aggregate of 100,000 shares of Common Stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock, assuming a conversion price $1.00 per share, held directly by Trinad Management, LLC.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II, LLC, may be deemed the beneficial owners of 10,242,697 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. and is the beneficial owner of 500,000 options exercisable to shares of Common Stock, representing approximately 27.22% of the Common Stock of the Issuer.

Jay A. Wolf, the managing director of and portfolio manager for Trinad Management, LLC, may be deemed the beneficial owners of 10,242,697 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. and is the beneficial owner of 250,000 options exercisable to shares of Common Stock, representing approximately 26.75% of the Common Stock of the Issuer.

Each of Trinad Capital L.P., Trinad Management, LLC and Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd and Trinad Management, LLC.

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interest therein. In addition, Mr. Wolf directly owns options to purchase 250,000 shares of common Stock of the Issuer, with one-third immediately exercisable, one-third exercisable on 09/29/2009 and the remainder exercisable on 09/29/2010.

Mr. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. In addition, Mr. Ellin directly owns options to purchase 500,000 shares of common Stock of the Issuer, with one-third immediately exercisable, one-third exercisable on 06/18/2009 and the remainder exercisable on 06/18/2010.

The percentages herein were calculated based on the 38,591,945 shares of the Issuer’s common stock, $0.0001 par value per share, reported by the Issuer to be issued and outstanding as of November 13, 2008 in the Issuer’s latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

(b)    Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own, except that (i) Mr. Wolf shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 250,000 shares of Common Stock underlying the options granted to Mr. Wolf on September 29, 2008 at an exercise price of $2.4 per share, upon their exercise, and (2) Mr. Ellin shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,000 shares of Common Stock underlying the options granted to Mr. Ellin on June 18, 2008 at an exercise price of $2.75 per share, upon their exercise.

Page 11 of 12 Pages

(c)    Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof or since the most recent filing on Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to that certain Securities Purchase Agreement, dated as of October 23, 2008, a copy of which is attached hereto as Exhibit B and incorporated therein by reference, between the Issuer and certain inventors, including Trinad Capital Master Fund, Ltd. (the “Master Fund”), the Master Fund purchased from the Issuer, in a private placement (the “Offering”) on October 23, 2008, 561,798 shares of Common Stock at a price of $2.67 per share and a warrant to purchase 280,899 shares of Common Stock, for an aggregate purchase price of $1,500,000. The Securities Purchase Agreement includes registration rights granting the Master Fund customary piggy-back registration rights.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement.
Exhibit B: Securities Purchase Agreement, dated October 23, 2008
Exhibit C: Form of Warrant

Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2008.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

TRINAD CAPITAL L.P.
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Exhibit A

Joint Filing Agreement
Pursuant To Rule 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: November 19, 2008

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

TRINAD CAPITAL L.P.
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Exhibit B

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement, dated as of October 23, 2008 (this “Agreement”), is entered into by and among Mandalay Media, Inc., a Delaware corporation with headquarters located at c/o Trinad Capital, L.P., 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067 (the “Company”), and the investors listed on the Schedule of Investors attached hereto as Exhibit A (each individually, an “Investor” and collectively, the “Investors”).

BACKGROUND

WHEREAS, the Company is offering in a private placement (the “Offering”) to “accredited investors” (as such term is defined in Regulation D (“Regulation D”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”)), the opportunity to purchase a minimum of 1,685,393 shares (the “Minimum Shares”) and a maximum of up to an aggregate of 3,370,786 shares (the “Maximum Shares”) of its common stock, $0.0001 par value per share (the “Common Stock”), at a purchase price of $2.67 per share (the “Purchase Price”) and, in connection therewith and in consideration thereof, warrants to purchase Common Stock in the form attached hereto as Exhibit B (the “Warrants”);

WHEREAS, the Investors desire to purchase that number of shares of Common Stock (the “Shares”) and Warrants to purchase that number of shares of Common Stock (the “Warrant Shares”) (the Shares and Warrants together, the “Securities”) as are set forth on Exhibit A hereto, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto agree as follows:

1. Sale of Securities.

1.1 Sale of Securities; Subscription for Securities. Subject to the terms and conditions of this Agreement, at the applicable Closing (as hereinafter defined), the Company will sell and issue to each of the Investors, and each of the Investors will purchase, that number of Shares and Warrants to purchase that number of Warrant Shares as set forth opposite such Investor’s name on Exhibit A in exchange for the “Aggregate Purchase Price” set forth opposite such Investor’s name on Exhibit A (the “Aggregate Purchase Price”).

To purchase the Securities, this Agreement must be duly executed by each Investor and the Aggregate Purchase Price delivered by each Investor in the form of wire transfer to (i) the account designated in the escrow agreement entered into by and among the Company, the Initial Closing Investors (as hereinafter defined) and American Stock Transfer Company, LLC as escrow agent (the “Escrow Agent”), attached hereto as Exhibit K (the “Escrow Agreement”), provided, that the amount to be delivered by VAC (as hereinafter defined) shall be net of any reasonable legal expenses of VAC incurred in the negotiation and preparation of this Agreement and the transactions contemplated hereby, in any event not to exceed $100,000, or (ii) the account designated in writing to each Investor by the Company at any Closing subsequent to the Initial Closing. The Investors participating in the Initial Closing are referred to herein as the “Initial Closing Investors.”

1.2 Use of Proceeds. The Company will use the net proceeds from the sale of the Securities to fund the business of the Company and for working capital and general corporate purposes, including potential acquisitions.

2. The Closing. The initial closing hereunder shall occur upon the delivery by each of the Initial Closing Investors of the Aggregate Purchase Price sufficient to purchase the Minimum Shares and Warrants issued in connection therewith to the account designated in the Escrow Agreement, and shall take place at such time and place as the Company may designate which shall be no later than the first business day following the satisfaction or waiver of all the conditions set forth in Section 5 and Section 6 of this Agreement (the “Initial Closing,” and the date on which the Initial Closing occurs, the “Initial Closing Date”). Following the Initial Closing Date, the Company may hold additional closings (each, with the Initial Closing, a “Closing,” and each such date, with the Initial Closing Date, a “Closing Date”) at such places and times as designated by the Company, until the earlier of (i) such time as the Company has sold up to the Maximum Shares and the Warrants issued in connection therewith or (ii) forty-five (45) days after the Initial Closing Date.

Within three business days following the release by the Escrow Agent to the Company of the Aggregate Purchase Price sufficient to purchase the Minimum Shares, the Company shall deliver to each Initial Closing Investor (i) a certificate for the Shares being purchased by such Initial Closing Investor and (ii) Warrants for the Warrant Shares being purchased by such Initial Closing Investor, registered in the name of such Initial Closing Investor.

Within three business days following each Closing subsequent to the Initial Closing, the Company shall deliver to each Investor (i) a certificate for the Shares being purchased by such Investor and (ii) Warrants for the Warrant Shares being purchased by such Investor, registered in the name of such Investor, against payment of the Aggregate Purchase Price therefor in accordance with Section 1.1 above.

Each Investor hereby authorizes and directs the Company to deliver the Securities to be issued to such Investor pursuant to this Agreement directly to the residential or business address indicated on such Investor’s signature page hereto.

3. Representations of the Company. A Schedule of Exceptions, attached hereto as Exhibit C (each, a “Schedule of Exceptions”), shall be delivered to the Investors in connection with each Closing. The Schedule of Exceptions shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 3, and the disclosures in any section or subsection of the Schedule of Exceptions shall qualify other sections and subsections in this Section 3 to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. Except as set forth in the Schedule of Exceptions delivered to the Investors at the applicable Closing, the Company hereby represents and warrants to the Investors as follows:

3.1 Organization, Good Standing and Qualification. Each of the Company and its subsidiaries has been duly incorporated and organized, and is validly existing in good standing, under the laws of its state of incorporation and qualified to do business in any state or other jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except where the failure to be so qualified or in good standing, as the case may be, would not reasonably be expected to individually or in the aggregate, (i) materially and adversely affect the legality, validity or enforceability of any Transaction Document (as hereinafter defined), (ii) have or result in a material adverse effect on the results of operations, assets, business, prospects or financial condition of the Company or any Company subsidiary or (iii) materially and adversely impair the Company’s ability to perform its obligations under any of the Transaction Documents (any of (i), (ii) or (iii), a “Material Adverse Effect”).

3.2 Corporate Power and Authority. The Company has all requisite corporate power and authority to execute, deliver, and perform, this Agreement, the Escrow Agreement and the Warrants (together, the “Transaction Documents”), to sell and issue the Securities (including the underlying Warrant Shares) hereunder, and to own and operate its properties and assets and to carry on its business as currently conducted and as presently proposed to be conducted.

3.3 Authorization and Enforcement. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, its officers, directors and stockholders. Each of the Transaction Documents has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding agreement of the other parties hereto, each such Transaction Document constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity.

3.4 Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity other than the subsidiaries scheduled on Section 3.4 of the Schedule of Exceptions. Except as set forth in Section 3.4 of the Schedule of Exceptions, the Company owns, directly or indirectly, all of the capital stock or comparable equity interests of each subsidiary free and clear of any liens and all the issued and outstanding shares of capital stock or comparable equity interest of each subsidiary are, to the extent applicable, validly issued, fully paid, non-assessable and free of preemptive and similar rights.

3.5 No Conflicts. The execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby will not result in any violation or default under, or result in a violation or breach of, with or without the passage of time or the giving of notice or both, (i) the Company’s or any Company subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) any judgment, order or decree of any court or arbitrator to which the Company or any Company subsidiary is a party or is subject, (iii) any agreement or contract of the Company or any Company subsidiary, or (iv) to the Company’s knowledge, a violation of any statute, law, regulation or order, or an event which results in the creation of any lien upon any asset of the Company or any Company subsidiary, in any such case which would have a Material Adverse Effect.

3.6 Valid Issuance of Securities.

(a) The Shares, if and when issued and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued and outstanding, fully paid, and non-assessable and will be free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws.

(b) The Warrants have been duly and validly authorized by the Company and, if and when paid for and then issued in accordance with the terms of this Agreement for the consideration expressed herein, will be validly executed and delivered by the Company. The Warrant Shares have been duly and validly authorized and reserved for issuance upon exercise of the Warrants and when issued upon such exercise in accordance with the Warrants, will be duly and validly issued and outstanding, fully paid and non-assessable and will be free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws.

(c) Assuming the truth and accuracy of the representations made by each Investor in Section 4 hereof, the offer and sale of the Securities solely to each Investor in accordance with this Agreement and (assuming no change in currently applicable law, no transfer of Securities by any holder thereof and no commission or other remuneration is paid or given, directly or indirectly, for soliciting the issuance of Warrant Shares upon exercise of the Warrants) the issuance of the Warrant Shares on a cashless basis are exempt from the registration and prospectus delivery requirements of the Securities Act and the securities registration and qualification requirements of the currently effective provisions of the securities laws of the State of California and the states in which the Investor is a resident based upon its address set forth on the Schedule of Investors attached hereto as Exhibit A.

3.7 Capitalization. The capitalization of the Company immediately prior to the Initial Closing consists of the following:

(a) Common Stock. A total of 100,000,000 shares of Common Stock are authorized, of which 37,338,554 shares are issued and outstanding.

(b) Preferred Stock. A total of 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), are authorized, of which 100,000 shares are designated as Series A Convertible Preferred Stock, par value $0.0001 per share, all of which are issued and outstanding.

(c) Options. A total of 7,000,000 shares of Common Stock are reserved for issuance to employees, consultants and directors pursuant to the Company’s 2007 Employee Director and Consultant Stock Plan (the “Plan”), of which options to purchase 6,201,864 Common Stock are issued and outstanding, and an additional 2,463,422 shares of Common Stock are reserved for issuance under the Twistbox Entertainment, Inc. 2006 Stock Incentive Plan. 798,136 shares of Common Stock remain available for future issuance under the Plan.

(d) Warrants. A total of 2,495,243 shares of Common Stock are reserved for issuance pursuant to outstanding warrants.

(e) Senior Secured Note. A portion of the principal amount due under the $16.5 million senior secured note issued by Twistbox Entertainment, Inc. to ValueAct Smallcap Master Fund, L.P., due January 30, 2010, as amended, may be repaid by the Company in shares of Common Stock.

(f) Except as set forth in this Section 3.7, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from the Company of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company’s capital stock. Apart from the exceptions noted herein or in the Schedule of Exceptions, no shares of the Company’s outstanding capital stock, or stock issuable upon exercise or exchange of any outstanding options, warrants or rights, or other stock issuable by the Company, are subject to any preemptive rights, rights of first refusal or other rights to purchase such stock (whether in favor of the Company or any other person), pursuant to any agreement or commitment of the Company. The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the Company’s board or director meeting minutes and/or actions by written consent of the Company’s board of directors.

(g) The outstanding shares of the capital stock of the Company (i) are duly authorized and validly issued, fully paid and nonassessable, and have been approved by all requisite stockholder action, and (ii) assuming the accuracy of the representations and warranties and the compliance with the covenants made by the original purchasers of such shares, were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

3.8 Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, (i) any federal, state or local governmental authority having jurisdiction over the Company or any Company subsidiary, or (ii) any other person or entity, is required on the part of the Company or any Company subsidiary in order to enable the Company or any Company subsidiary to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party except (A) where the failure to obtain the same would not have a Material Adverse Effect, (B) for such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement and (C) for such board of director and stockholder consents that have been obtained prior to the Closing. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law.

3.9 Absence of Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending (or, to the Company’s knowledge, currently threatened) against the Company or any Company subsidiary, its respective activities or its respective properties before any court or governmental agency. There is no action, suit, proceeding or investigation by the Company or any Company subsidiary currently pending or which the Company or any Company subsidiary intends to initiate.

3.10 Compliance. Neither the Company nor any Company subsidiary (i) is in violation of any term of its certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) is in violation of any material term or provision of any indebtedness, instrument, judgment or decree or any material agreement and (iii) to its knowledge, is in violation of any order, statute, rule or regulation applicable to the Company where such violation would have a Material Adverse Effect.

3.11 Title to Assets. The Company and each Company subsidiary owns and has good and marketable title to its respective tangible properties and assets, free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company or any Company subsidiary. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company or any Company subsidiary are in good operating condition and repair, ordinary wear and tear excepted.

3.12 Indebtedness. Except as scheduled on Section 3.12 of the Schedule of Exceptions, neither the Company nor any Company subsidiary has (i) any indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business consistent with past practice and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) any obligations under financing leases, (iv) any obligations in respect of acceptances issued or created, (v) any liabilities secured by any lien on any property or (vi) any guarantee obligations.

3.13 No General Solicitation; Brokers or Finders. Except as provided in Section 10 of this Agreement, neither the Company, nor any of its affiliates, nor any person or entity acting on its or their behalf, has (i) engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities or (ii) any liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement or any of the other Transaction Documents.

3.14 Private Placement. None of the Company, the Company subsidiaries, any of their affiliates, or any person or entity acting on their behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any securities exchange, market or trading or quotation facility on which the Common Stock is listed or quoted.

3.15 Registration Rights. Except as contemplated by this Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities nor is the Company obligated to register or qualify any such securities under any state securities or blue sky laws.

3.16 Disclosure. This Agreement, the exhibits hereto, the other Transaction Documents and any certificate expressly delivered by the Company or any Company subsidiary to the Investors or their attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, taken as a whole, neither contain any untrue statement of a material fact nor, to the Company’s knowledge, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

4. Representations of the Investors. Each of the Investors severally represents and warrants to the Company as follows:

4.1 Authorization. This Agreement constitutes the Investor’s valid and legally binding obligation, enforceable against the Investor in accordance with its terms except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. The Investor represents that it has full power and authority to execute and deliver the Transaction Documents to which it is a party and perform its obligations thereunder.

4.2 Regulation D.

(a) The Investor understands and acknowledges that (i) the Securities acquired pursuant to this Agreement have not been registered under the Securities Act and are being sold in reliance upon an exemption from registration afforded by Regulation D and that such Securities have not been registered with any state securities commission or authority, (ii) pursuant to the requirements of Regulation D, the Securities may not be transferred, sold or otherwise exchanged unless in compliance with the provisions of Regulation D and/or pursuant to registration under the Securities Act, or pursuant to an available exemption thereunder and (iii) other than as set forth in Section 7 of this Agreement, the Company is under no obligation to register the Securities under the Securities Act or any state securities law, or to take any action to make any exemption from any such registration provisions available.

(b) The Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D, is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investment shares representing an investment decision like that involved in the purchase of the Securities.

(c) The Securities to be purchased by the Investor hereunder will be acquired for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof with the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. If not an individual, the Investor also represents that the Investor has not been formed for the specific purpose of acquiring the Securities. The Investor recognizes that an investment in the Securities involves a high degree of risk, including a risk of total loss of the Investor. The Investor understands, acknowledges and agrees that it must bear the economic risk of its investment in the Securities for an indefinite period of time and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Securities and the Investor understands, acknowledges and agrees that prior to any such offer or sale, the Company may require, subject to the fulfillment of the Company’s obligations under Section 7 of this Agreement, as a condition to effecting a transfer of the Securities, an opinion of counsel, acceptable to the Company, as to the registration or exemption therefrom under the Securities Act and any state securities acts, if applicable.

(d) At no time was the Investor presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Securities. To the knowledge of such Investor, such Investor has received or has had full access to all the information it requested in connection with its investment decision with respect to the Securities to be purchased by such Investor under this Agreement, including without limitation, the Company’s filings with the United States Securities and Exchange Commission. Investor further has had a reasonable opportunity to ask questions of and receive answers from the directors, officers and management of the Company concerning the Company and the transactions contemplated by this Agreement and the Company’s business, management and financial affairs.

(e) The Investor acknowledges that the Securities will bear a legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR MANDALAY MEDIA, INC. SHALL HAVE RECEIVED AN OPINION OF ITS COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

(f) Neither the Investor, nor any affiliate of the Investor or any person acting on his, her or its behalf, has recently sold shares of unregistered Common Stock of the Company.

5. Conditions to the Closing.

5.1 Conditions to the Obligations of the Company. The obligations of the Company under Section 1 of this Agreement are subject to the fulfillment, or waiver, of the following conditions on or before the Closing:

(a) The representations and warranties of the Investors contained in Section 4 shall be true on and as of the date hereof and the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (except that any representation or warranty expressly stated to have been made or given as of a specific date need be true only as of such date).

(b) The Investors shall have delivered payment to the Company for the Securities pursuant to this Agreement.

(c) The Investors shall have duly executed and delivered the Transaction Documents to which they are parties.

5.2. Conditions to the Obligations of Each of the Investors. The obligations of each of the Investors under Section 1 of this Agreement are subject to the fulfillment, or waiver, of the following conditions on or before each Closing:

(a) The representations and warranties of the Company contained in Section 3 shall be true on and as of the date hereof and the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (except that any representation or warranty expressly stated to have been made or given as of a specific date need be true only as of such date).

(b) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(c) The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(d) The Company shall have duly executed and delivered to each Investor such other documents relating to the transaction contemplated by this Agreement as such Investor or its counsel may reasonably request.

(e) The Company shall have delivered to each Investor an officer’s certificate duly executed by the Company’s Chief Executive Officer certifying to the fulfillment of the conditions specified in Sections 5.2(a) through 5.2(c).

6. Additional Conditions to the Initial Closing.

6.1 Conditions to the Obligations of the Initial Closing Investors. In addition to the conditions set forth in Section 5.2, the obligations of the Initial Closing Investors under Section 1 of this Agreement are subject to the fulfillment, or the waiver, of the following conditions on or before the Initial Closing.

(a) The Company shall have duly executed and delivered to ValueAct SmallCap Master Fund, L.P. (“VAC”) the allonge to the warrant to purchase 1,092,621 shares of Common Stock in the form as set forth on Exhibit D hereto.

(b) The Company shall have duly executed and delivered to VAC the allonge to the warrant to purchase 1,092,622 shares of Common Stock in the form as set forth on Exhibit E hereto.

(c) The Company shall have delivered to VAC a duly executed copy of that certain promissory note issued by the Company to the shareholders of AMV Holdings Limited, Jack Creswell and Nathan MacLeitch in the form as set forth on Exhibit F hereto.

(d) AMV Holding Limited shall have duly executed and delivered to VAC that certain debenture in the form as set forth on Exhibit G hereto.

(e) AMV Holding Limited shall have duly executed and delivered to VAC that certain guarantee in the form as set forth on Exhibit H hereto.

(f) AMV Holding Limited, Nathaniel MacLeitch in his capacity as Junior Agent (as defined therein) and the Junior Lenders (as defined therein) shall have duly executed and delivered to VAC that certain priority deed in the form as set forth on Exhibit I hereto.

(g) The Company and Twistbox Entertainment, Inc. shall have duly executed and delivered to VAC that certain Second Amendment and Waiver to the Senior Secured Note due January 10, 2010 in the form as set forth on Exhibit J hereto.

(h) The Company shall have delivered to the Initial Closing Investors an officer’s certificate duly executed by the Company’s Chief Executive Officer certifying to the completion of the acquisition by the Company of 100% of the share capital of AMV Holdings Limited and 80% of the share capital of Fierce Media Limited.

(i) The Company shall have duly executed and delivered to each Initial Closing Investor the Escrow Agreement in the form as set forth on Exhibit K hereto.

7.Covenants of the Company.

7.1 Piggyback Registration Rights. If at any time the Company shall determine to register under the Securities Act any of its securities (other than on Form S-8 or Form S-4 or their then equivalents and other than shares to be issued solely (i) in connection with any acquisition of any entity or business, (ii) upon the exercise of stock options, or (iii) pursuant to employee benefit plans), it shall send to each holder of Registrable Shares (as defined below), including each holder who has the right to acquire Registrable Shares, written notice of such determination and, if within thirty (30) days after receipt of such notice, such holder shall so request in writing, the Company shall use its commercially reasonable efforts to include in such registration statement all or any part of the Registrable Shares such holder requests to be registered therein; provided that, if, in connection with any offering involving an underwriting of Common Stock to be issued by the Company, the managing underwriter shall prohibit the inclusion of shares of Common Stock by selling holders in such registration statement or shall impose a limitation on the number of shares of such Common Stock which may be included in any such registration statement because, in its judgment, such limitation is necessary to effect an orderly public distribution, and such limitation is imposed pro rata with respect to all securities whose holders have a contractual, incidental (“piggyback”) right to include such securities in the registration statement and as to which inclusion has been requested pursuant to such right and there is first excluded from such registration statement all shares of Common Stock sought to be included therein by (i) any holder thereof not having any such contractual, incidental registration rights, and (ii) any holder thereof having contractual, incidental registration rights subordinate and junior to the rights of the holders of Registrable Shares, the Company shall then be obligated to include in such registration statement only such limited portion (which may be none) of the Registrable Shares with respect to which such holder has requested inclusion hereunder. “Registrable Shares” means the Shares and the Warrant Shares; provided, however, that any of such shares shall cease to be Registrable Shares upon any sale of such shares pursuant to (i) a registration statement filed under the Securities Act, or (ii) Rule 144 promulgated under the Securities Act.

7.2 Reservation of Common Stock. The Company shall reserve and maintain, from its duly authorized shares of Common Stock, a sufficient number of shares of Common Stock for issuance hereunder and upon exercise of all of the Warrants to be issued hereunder. In the event that at any time the then authorized shares of Common Stock are insufficient for the Company to satisfy its obligations in full under the Transaction Documents, the Company shall promptly take such actions as may be required to increase the number of authorized shares.

8. Transfer of Securities. Each Investor is aware that the Company will make a notation in its appropriate records and issue “stop transfer” instructions to its transfer agent with respect to the restrictions on the transferability of such Securities.

9. Anti-Dilution. The Shares are subject to standard anti-dilution provisions in the event of forward or reverse stock splits or recapitalizations. For example, if the Company engages in a two for one reverse stock split, a holder of 100,000 Shares will be affected as follows:

Pre-Split Ownership:

100,000 Shares

Post-Split Ownership:

50,000 Shares

10. Broker’s Fees. The Investor is aware that, in connection with the Offering, the Company may pay a broker’s fee or fees totaling cash fees of 6% of the gross proceeds received by the Company from the Offering above an aggregate of $4,500,000.

11. Miscellaneous.

11.1 Termination. This Agreement may be terminated by the Company or any Investor, by written notice to the other parties, if the Initial Closing has not been consummated within 60 days from the date hereof, provided that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

11.2 Successors and Assigns. This Agreement and any rights and obligations hereunder may not be transferred or assigned by either party without the prior written consent of the other party. This Agreement shall inure to the benefit of, and be binding upon the Company and the Investors and their respective heirs, legal representatives and permitted assigns.

11.3 Survival. All representations, warranties, covenants and agreements contained herein shall survive the Closing.

11.4 Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed by certified or registered mail, return receipt requested, postage prepaid, as follows:

(a) If to the Company, to Mandalay Media, Inc., c/o Trinad Capital L.P., 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067, Attention: Chief Financial Officer, or to such other address as the Company shall have designated to the Investors in writing.

(b) If to an Investor, at his, her or its address set forth on Exhibit A, or at such other address or addresses as may have been furnished to the Company in writing by such Investor.

11.5 Entire Agreement. This Agreement and the Warrant, together with all schedules and exhibits thereto, embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, relating to such subject matter, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and each Investor will execute and deliver such further documents as may be reasonably requested in order to give effect to the intention of the parties under the Transaction Documents.

11.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of (i) the Company, (ii) VAC and (iii) the other Investors holding a majority of the Shares and Warrant Shares on an as-converted basis issued hereunder. Subject to the preceding sentence, any amendment or waiver effected in accordance with this Section 11.6 shall be binding upon all parties to this Agreement including, without limitation, any Investor who may not have executed such amendment or waiver.

11.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall be one and the same document.

11.8 Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

11.9 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

11.10 Governing Law; Venue; Waiver of Jury Trial. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND NEW YORK CIVIL PRACTICE LAWS AND RULES 327(b). EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

11.11 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever an Investor exercises a right, election, demand or option owed to such Investor by the Company under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then, prior to the performance by the Company of the Company’s related obligation, such Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

11.12 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company for any losses in connection therewith. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

11.13 No Promotion. Except as otherwise required by law, the Company agrees that it will not, without the prior written consent of VAC in each instance, (i) use in advertising, publicity, press release or otherwise the name of VAC or any affiliate of VAC (each a “VAC Entity”), or any partner or employee of any VAC Entity, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by any VAC Entity or (ii) represent, directly or indirectly, that any product or any service provided by the Company has been approved or endorsed by any VAC Entity. This provision shall survive termination of the Transaction Documents.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first written above.

COMPANY:

MANDALAY MEDIA, INC.

By:	/s/ James Lefkowitz
	Name:	James Lefkowitz
	Title:	President

[Signature page to Securities Purchase Agreement]

INVESTOR: VALUEACT SMALLCAP MASTER FUND, L.P.,
By VA Smallcap Partners, LLC, its General Partner

By:	/s/ David Lockwood
Name:	David Lockwood
Title:	Managing Member

TRINAD CAPITAL MASTER FUND, LTD.

By:	/s/ Robert Ellin
Name:	Robert Ellin
Title:	Director

GUBER FAMILY TRUST

By:	/s/ Peter Guber
Name:	Peter Guber
Title:	Trustee

[Signature page to Securities Purchase Agreement]

Exhibit C

NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

MANDALAY MEDIA, INC.

WARRANT

Warrant No. [●]	Date of Original Issuance: _____________

Mandalay Media, Inc., a Delaware corporation (the "Company"), hereby certifies that, for value received, ______________ or its registered assigns (the "Holder"), is entitled to purchase from the Company up to a total of [●][FIFTY PERCENT OF THE NUMBER OF SHARES PURCHASED] shares of common stock, $0.0001 par value per share (the "Common Stock"), of the Company (each such share, a "Warrant Share" and all such shares, the "Warrant Shares"), at an exercise price equal to $2.67 per share (as adjusted from time to time as provided in Section 9, the "Exercise Price"), at any time and from time to time from and after the date hereof and through and including October [●], 2013 (the "Expiration Date"), and subject to the following terms and conditions:

1. Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein shall have the meanings given to such terms in the Securities Purchase Agreement of even date herewith to which the Company and the original Holder are parties (the "Securities Purchase Agreement"). This warrant is one of a series of warrants (collectively, the “Warrants”) issued pursuant to and in connection with the Securities Purchase Agreement.

2. Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent written notice to the contrary.

3. Registration of Transfers. The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address specified herein. Upon any such registration or transfer, a new Warrant to purchase Common Stock, in substantially the form of this Warrant (any such new Warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4. Exercise and Duration of Warrants.

(a) This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after the date hereof to and including the Expiration Date. At 5:30 p.m., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value; provided that, on the Expiration Date, if the closing price of the Common Stock as reported on the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the OTC Bulletin Board, as applicable (the “Trading Market”), exceeds the then applicable Exercise Price, this Warrant shall be deemed to have been exercised in full (to the extent not previously exercised) on a "cashless exercise" basis immediately prior to expiration thereof.

(b) A Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached hereto (the "Exercise Notice") (with the attached Warrant Shares Exercise Log), appropriately completed and duly signed along with the Warrant, and (ii) payment of the then applicable Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of (x) cash or (y) a "cashless exercise" pursuant to Section 10 below), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is a "Date of Exercise." Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly issue or cause to be issued and cause to be delivered to or upon the written order of the Holder a certificate for the Warrant Shares issuable upon such exercise.

(b) This Warrant is exercisable, either in its entirety or, from time to time, in part. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

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(c) The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person (as defined herein) or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof. "Person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental entity

6. Charges, Taxes and Expenses. Issuance and delivery of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity (which shall not include a surety bond), if requested. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company's obligation to issue the New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Company will take all such action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange, over-the-counter bulletin board or automated quotation system upon which the Common Stock may be listed.

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9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Fundamental Transactions. If, at any time while this Warrant, or any portion hereof, is outstanding and unexpired there shall be (i) a reorganization (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), (ii) a merger or consolidation of the Company with or into another Person in which the Company is not the surviving entity, or a reverse triangular merger in which the Company is the surviving entity but the shares of the Company's capital stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, (iii) a sale of all or substantially all of the Company's assets to another Person in one or a series of related transactions, (iv) any tender offer or exchange offer (whether by the Company or another Person) completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (v) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each of (i)-(v), a "Fundamental Transaction"), then, as a part of such Fundamental Transaction, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Exercise Price then in effect, the number of shares of stock or other securities or property resulting from a Fundamental Transaction that a Holder upon exercise of this Warrant would have been entitled to receive in such Fundamental Transaction if this Warrant had been exercised immediately before such Fundamental Transaction, all subject to further adjustment as provided in this Section 9. The foregoing provision of this Section 9(b) shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant. If holders of Common Stock are given any choice as to the securities, cash or security to be received in a Fundamental Transaction, then the Holder shall be given the same choice. If the per share consideration payable to the Holder for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. If the per share consideration payable to the Holder for shares in connection with any such transaction is in a form other than cash or marketable securities, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction (including provisions for adjustment to the Exercise Price), to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 9(b) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

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(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section 9, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(d) Calculations. All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(e) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's transfer agent.

(f) Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least ten business days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

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10. Payment of Exercise Price. The Holder may pay the Exercise Price in one of the following manners:

(a) Cash Exercise. The Holder may deliver immediately available funds to an account designated by the Company; or

(b) Cashless Exercise. The Holder may notify the Company in an Exercise Notice of its election to utilize cashless exercise, in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y [(A-B)/A]

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of Common Stock or the closing price quoted on any other Trading Market on which the Common Stock is listed, whichever is applicable, for the five trading days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued.

11. No Rights as Stockholder. Until the exercise of this Warrant, the Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

12. No Fractional Shares. No fractional shares of Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the closing price of one Warrant Share as reported by the applicable Trading Market on the date of exercise.

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13. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section 13 prior to 5:30 p.m. (New York City time) on a business day, (ii) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section 13 on a day that is not a business day or later than 5:30 p.m. (New York City time) on any business day, (iii) the business day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Company, to Mandalay Media, Inc., 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067 Attention: President, Facsimile No.: 310-277-2741 or such other address as the Company shall so notify the Holder, or (ii) if to the Holder, to the address or facsimile number appearing on the Warrant Register or such other address or facsimile number as the Holder may provide to the Company in accordance with this Section 13.

14. Warrant Agent. The Company shall serve as warrant agent under this Warrant. Upon 10 business days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

15. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.

(b) ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND NEW YORK CIVIL PRACTICE LAWS AND RULES 327(b). EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

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(c) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(d) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(e) This Warrant may be executed and acknowledged in one or more counterparts by the different parties hereto, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

MANDALAY MEDIA, INC.

By:
Name:
Title:

Acknowledged and accepted:

[●]

By:
Name:
Title:

[Signature Page to Warrant]

9

FORM OF EXERCISE NOTICE

To be executed by the Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant.

To: MANDALAY MEDIA, INC.

The undersigned is the Holder of Warrant No. _______ (the "Warrant") issued by Mandalay Media, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

(1)	The Warrant is currently exercisable to purchase a total of ______________ Warrant Shares.

(2)	The undersigned Holder hereby exercises its right to purchase _________________ Warrant Shares pursuant to the Warrant.

(3)	The Holder intends that payment of the Exercise Price shall be made as (check one):

____ "Cash Exercise" under Section 10

____ "Cashless Exercise" under Section 10

(4)	If the Holder has elected a Cash Exercise, the holder shall pay the sum of $____________ to the Company in accordance with the terms of the Warrant.

(5)	Pursuant to this exercise, the Company shall deliver to the holder _______________ Warrant Shares in accordance with the terms of the Warrant.

(6)	Following this exercise, the Warrant shall be exercisable to purchase a total of ______________ Warrant Shares.

Dated: ,	Name of Holder:

(Print)

By:
Name:
Title:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Warrant Shares Exercise Log

Date	Number of Warrant Shares Available to be Exercised	Number of Warrant Shares Exercised	Number of Warrant Shares Remaining to be Exercised

MANDALAY MEDIA, INC.
WARRANT ORIGINALLY ISSUED OCTOBER [●], 2008
WARRANT NO. [●]

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the above-captioned Warrant to purchase ____________ shares of Common Stock to which such Warrant relates and appoints ________________ attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated: _______________, ____

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of: